EXHIBIT 4.6

AGREEMENT, made with effect from September 7, 2000 for the period of five (5) years by and between SAATCHI & SAATCHI NORTH AMERICA, INC., a Delaware corporation (hereinafter sometimes called the “Company”), with offices at 375 Hudson Street, New York, New York 10014, and KEVIN ROBERTS, residing at 57 Portland Road, Auckland, New Zealand (hereinafter sometimes called the “Executive”)

WITNESSETH

WHEREAS, the Company wishes to employ the Executive, the Executive wishes to be employed by the Company, on the terms and conditions herein contained;

WHEREAS, the Company is aware that the Executive has entered into (a) an employment contract with Red Rose Limited whereby Mr. Roberts will provide personal services to Red Rose Limited on an exclusive basis while he is outside the United States for not less than 27 weeks inclusive of holidays in any 12 month period;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein set forth, and of other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

First:

The Company shall employ the Executive and the Executive shall serve the Company during the Term of Employment (as defined below) in the capacity of Chief Executive Officer of its Affiliate, Saatchi & Saatchi Worldwide, Inc. (a Delaware corporation) (Saatchi & Saatchi Worldwide”) and shall have operational and management responsibility of the Saatchi & Saatchi group subject to Publicis Groupe SA’s (hereinafter sometimes referred to as the “Parent”) Articles of Association, Essential Principles and Values, Saatchi Corporate Guidelines and the strategy established by the Parent’s Directoire. The Executive’s line of reporting shall be to Maurice Lévy and the Parent’s Directoire and the Executive shall have a seat on the Parent’s Directoire for the period of four (4) years.

Second:

A. Except as set out below the “Term of Employment” shall continue for five (5) years from the date this Agreement takes effect being September 7, 2000.

B. The Term of Employment shall be terminable by the Company at an earlier date based upon: (a) the death of Executive; (b) Executive’s total disability lasting a period of 180 consecutive days; or (c) Cause. As used herein “Cause” shall mean only:

(a)	Executive’s willful failure or refusal, after written notice thereof, to perform directives of the Directoire of the Parent when such directives are consistent with the scope and nature of Executive’s duties and responsibilities as set forth in paragraphs First and Third hereof;

(b)	Material dishonesty of Executive affecting the Parent, Company, Saatchi & Saatchi Worldwide or any of their Affiliates;

(c)	Drunkenness or use of drugs which interferes with the performance of Executive’s obligations under this Agreement, continuing after warning;

(d)	Executive’s conviction of a felony or of any crime involving moral turpitude, fraud or misrepresentation;

(e)	Any gross or willful conduct of the Executive resulting in substantial loss to the Parent, Company, Saatchi & Saatchi Worldwide or any of their Affiliates, substantial damage to the Parent’s, Company’s, Saatchi & Saatchi Worldwide’s or any of their Affiliates’ reputation; or theft or defalcation from the Parent, Company, Saatchi & Saatchi Worldwide or any or their Affiliates;

(f)	Any material breach (not covered by any of clauses (a) through (e) above) of any of the provisions of this Agreement if such breach is not cured within 30 days after notice thereof to Executive. Any act or failure to act by the Executive which is done, or omitted to be done, by him in good faith and for a purpose which he reasonably believed to be in the best interests of the Parent, Company, Saatchi & Saatchi Worldwide or any of their Affiliates, or in order to comply with applicable law, shall not be deemed to be willful.

C.1.	In the event that, within two (2) years of a Change in Control (as defined in paragraph Second C.2, below), the Company terminates the Term of Employment or, alternatively, the Executive terminates the Term of Employment forthwith and without prior notice within two (2) years of a Change in Control (as defined in paragraph Second C.2 below) for Good Reason (as defined in paragraph Second D.2), the Company shall except where such termination is effected by reason of (a) the death of the Executive; (b) the Executive’s total disability lasting a period of 180 consecutive days; or (c) Cause (as defined in paragraph Second B above):

(a)	pay to the Executive (subject to deduction of applicable taxes) a lump sum in cash equivalent to the aggregate of:

(i)	12 months’ Salary (at the rate in effect at the end of the Term of Employment); and

(ii)	a sum equal to the cost the Company would have incurred in providing the Executive with the benefits provided under paragraphs Fourth C and Fourth G as if the Executive’s employment had continued for a period of 12 months following the date of the end of the Term of Employment, and

(b)	pay to the Executive any Bonus(es) due to him pursuant to paragraph Fourth B in respect of the period prior to the date of the end of the Term of Employment together with an amount equal to the Bonuses that the Executive would have received had he remained employed for a further 12 months following the date of the end of the Term of Employment on the basis that:

(i)	the Executive would have achieved a target Bonus of 100% of his Salary (at the rate in effect at the end of the Term of Employment); and

(ii)	Bonus entitlements, for the purposes of this paragraph Second C.1, accrue pro rata from day to day in respect of any part calendar year prior to the date of the end of the Term of Employment and prior to the end of such 12 month period.

C.2	“Change in Control” shall, for the purposes of this Agreement, mean:

(a)	the acquisition by any person (excluding Somarel SA), together with any person “acting in concert” with that person (pursuant to French law), of shares (which together with any shares previously held by that person or (where applicable) those persons acting in concert) carrying more than fifty percent (50%) of the voting rights at general meetings of the Parent;

(b)	during any period of two consecutive years beginning on or after Completion (as defined below), individuals who at the beginning or such period constitute members of the Conseil de Surveillance of the Parent and any new member (other than a member designated by a person described in paragraph Second C.2(a) above) whose election by the Conseil de Surveillance or nomination for election by the Parent’s shareholders was approved by a vote of at least two-thirds (2/3) of the members then still in office who either were members at the beginning of the period or whose election or nomination for election was previously so approved (unless the approval of the election or nomination for election of such new directors was in connection with an actual or threatened election or proxy contest), cease for any reason to constitute at least a majority thereof;

(c)	the shareholders of the Parent approve a merger or consolidation of the Parent with any other company (excluding Somarel SA), other than:

(i)	a merger or consolidation which would result in the voting shares of the Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Parent or such surviving entity outstanding immediately after such merger or consolidation; or

(ii)	a merger or consolidation effected to implement a recapitalization of the Parent (or similar transaction) in which no “person” (as defined above in paragraph Second C.2(a) above) acquires more than fifty percent (50%) of the combined voting power of the Parent’s then outstanding securities; or

(d)	the shareholders, the Directoire or the Conseil de Surveillance of the Parent approve a plan of complete liquidation of the Parent or an agreement for the sale or disposition outside the Parent’s group by the Parent of North American assets representing the North American assets of Saatchi & Saatchi plc as they were immediately prior to the date of Completion substantially as a whole or assets representing at least fifty percent (50%) of the overall assets of Saatchi & Saatchi plc as they were immediately prior to the date of Completion or any transaction having a similar effect.

C.3.	“Completion” shall for the purposes of this Agreement mean 7 September 2000.

C.4.	The amounts payable pursuant to paragraph Second C.1 shall be in lieu of any notice or other benefits or payments to which the Executive may otherwise be entitled under this Agreement or pursuant to any severance plan or policy maintained by the Company and the Executive shall not, on termination of his employment with the Company pursuant to this paragraph Second C.1 be entitled to payment pursuant to any such plan or policy.

D.1	in the event that the Executive terminates his employment for Good Reason (as defined below) or if the Company terminates the Executive’s employment for any reason other than Cause, and except where such termination is affected (a) by reason of the death of the Executive; (b) by reason of the Executive’s disability lasting a period of 180 consecutive days; (c) pursuant to paragraph Second C.1; or (d) by service by the Company of notice of termination on the Executive in accordance with paragraph Second A, the Company shall maintain benefits as contemplated in paragraph Second D.3 below and shall pay to the Executive all unpaid amounts payable under paragraphs Fourth B or Fourth C for the year of termination and any prior period plus a sum equal to the bonuses which the Executive would have received in accordance with paragraph Fourth B had he remained in service for an additional year of service following the termination of the Term of Employment on the basis that the Executive’s target bonus (as at the date the Term of Employment ends) is achieved in respect of such additional years service plus a sum equal to 100% of the Executive’s current Salary, two thirds (2/3) of the aggregate of such sums shall be payable in a lump sum within ten (10) days after the end of the Term of Employment and one-third (1/3) of which shall be payable in installments over a period of six (6) months, commencing at the end of the Term of Employment, in accordance with the Company’s normal payroll practices (such installment amounts hereinafter referred to as Installment Payments), provided, however, that: (i) if the Executive materially breaches any of the covenants contained in paragraphs Fifth and Sixth, and does not cure such breach within ten (10) days after written notice from the Company specifically identifying such breach, then the Company may defer any Instalment Payment to be made after such breach provided, and only so long as, the Company is actively prosecuting an action against the Executive in a court of competent jurisdiction (as provided in paragraph Eleventh) to enforce the provisions of paragraph Fifth and, (x) if a court of competent jurisdiction ultimately determines that such breach occurred, then the Executive shall forfeit all rights to such Instalment Payments and (y) otherwise, the Company shall pay all such amounts to the Executive, together with interest at the New York statutory judgment rate from the date of deferral, within ten (10) days after such court’s decision or abandonment or withdrawal of the Company’s action; and (ii) the Company shall have the right to offset, on a dollar-for-dollar basis the amount or value of any income or remuneration whether in cash or in kind which is paid to the Executive for any employment or engagement during or in respect of the period that Instalment Payments are payable hereunder, against payments of Instalment Payments under this Agreement. The Executive shall use his best efforts to seek employment or engagement after the termination of his employment in the event that he is entitled to Instalment Payments under this sub-

paragraph Second D.1. Upon request, the Executive shall provide to the Company a list of all employment and engagement secured by the Executive during the period that Instalment Payments are payable hereunder.

D.2.	The Executive may terminate the Term of Employment for Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean and shall be deemed to exist only if, without the prior written consent of the Executive:

(a)	the Executive is assigned duties or responsibilities that are inconsistent in any material respect with the scope of the duties or responsibilities associated with his titles or positions, as set forth in this Agreement (or to which he is promoted);

(b)	the Executive’s duties or responsibilities are significantly altered or there is a change in his line of reporting;

(c)	benefits to which the Executive is entitled under the employee benefit plans of the Company are in the aggregate decreased, unless such decrease is required by law or is applicable to all employees of the Company eligible to participate in any plan so affected, not just those covered by employment agreements with the Company;

(d)	the Company fails to make any payment required hereunder when due or to provide other benefits or perquisites as specified in this Agreement and does not cure any such failure within ten (10) days after written notice thereof from the Executive specifically identifying such failure, or the Company falls to substantially perform any other material term of provision of this Agreement;

(e)	the Executive’s North American office location is relocated outside the New York area;

(f)	the Company fails to obtain the full assumption of this Agreement by a successor entity; or

(g)	in the event that the Executive is elected to the Company’s Board of Directors or the Parent’s Directoire, he is not re-elected to the end of the Executive’s Term of Employment thereto or is forced to resign therefrom for any reason other than Cause.

D.3.	if the Company terminates the Executive’s employment for any reason other than Cause or the Executive terminates his employment for Good Reason, and except where such termination is effected (a) by reason of the death of the Executive; (b) by reason of the Executive’s disability lasting a period of 180 consecutive days; (c) pursuant to paragraph Second C.1; or (d) by service by the Company of notice of termination on the Executive in accordance with paragraph Second A, the company shall continue to provide the Executive (and his eligible dependents, if any) with group health and life insurance benefits and long-term disability insurance coverage (or the economic equivalent thereof) and the benefits referred to in paragraph Fourth G in effect on the date of termination for the twelve month period following such date; provided, that such coverage shall be reduced or terminated if the Executive is employed by another employer within such twelve month period, but only to the extent that such employer maintains benefit plans with substantially similar coverage and provided further that, the date of the expiration of the extended period of coverage provided under this clause shall be treated as the date of the termination of the Executive’s employment solely for the purpose of determining the rights of the Executive (and his dependents, if any) to the continuation coverage provided under Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”).

D.4.	The provisions of paragraphs Second D.1 to Second D.3 shall be in lieu of, and shall supersede, the provisions of any severance pay plan or policy maintained by the Company and/or any of its subsidiaries or any obligation on the Company to give notice of termination of employment to the Executive, and the Executive shall not, on termination of his employment with the Company be entitled to payment pursuant to any such plan or policy or in lieu of any such period of notice of termination.

E.	in the event that the Employment Agreement between the Executive and Red Rose Limited is terminated, pursuant to the terms of his employment contract with Red Rose Limited, then, unless the parties agree otherwise, his agreement (excluding paragraph Fifth) shall be deemed to terminate at the same time as such employment contract and for the same reason and as if such terms in that employment contract had been set out in full in this employment contract, with any necessary modifications.

Third:

     At all times during which the Executive is in the employ of the Company, the Executive shall devote directly or indirectly his best efforts, attention and full time to the business and affairs of the Parent, the Company, Saatchi & Saatchi Worldwide, and their affiliates up to 25 weeks inclusive of holidays in any 12 month period (or pro-rata for shorter periods) and shall perform such duties and responsibilities which are not inconsistent with his position hereunder as may be assigned to him by Saatchi & Saatchi Worldwide from time to time, and he will diligently, competently and faithfully render his services to Saatchi & Saatchi Worldwide and its Affiliates in the capacity in which he is so employed. The Executive shall have specific responsibility for the following Functions of the Saatchi & Saatchi Worldwide Network: Creative, Worldwide Accounts, New Business, Finance, Public Relations, Operations, and Human Resources. The Executive shall draw support from and participate in the decisions of the Parent in the areas of Finance, Investor Relations, Public Relations, Legal, Corporate Secretary, Media, Group Strategy and Merger and Acquisitions matters, it is envisioned that there will be an Operating Committee and a Worldwide Board for the Saatchi & Saatchi Worldwide Network, which the Executive will chair.

Fourth:

During the Term of Employment:

     A. The Company shall pay the Executive, and the Executive shall accept, a salary (the “Salary”) at the rate of at least US$432,000 per annum, payable in accordance with the

Company’s standard payroll practices in effect at such time as the Salary is paid. The Salary will be reviewed annually but shall not decrease.

B. The Executive shall have the opportunity to earn an annual performance bonus under the terms of the Parent’s or the Company’s bonus scheme from time to time in force under which the Executive shall be entitled to 100% of his salary under clause Fourth A above (as amended from time to time) for on target performance and shall be entitled to such percentage exceeding 100% of his salary under clause Fourth A above (as amended from time to time) as agreed between the Parent or the Company and the Executive for over target performance (the “Bonus”) in respect of the Executive’s employment for each 12 month period following 31 December 2000 (for the period from the date of Completion to December 31, 2000 the Executive shall be entitled to the Bonus of 100% pro rated for the days in that period as they relate to the days in that year and for the period 1 January 2000 to the date of Completion the Executive shall be entitled to the Bonus of 70% pro rated for the days in that period as they relate to the days in that year) such bonus to be paid on or before 31 March of the year following the 12 month period to which the bonus relates and its estimated quantum shall be notified to the Executive not later than 28 February of the year following the 12 month period to which the bonus relates.

C. It is recognized that the Parent will implement, and the Executive shall be invited to participate in, share based incentive plans no less favorable than the Saatchi & Saatchi 2000 Equity Participation Plan and the Saatchi & Saatchi 2000 Performance Share Option Scheme. Where such share based incentive plans are not implemented such that the benefit to the Executive is less than what the Executive would have received had such share based incentive plans been implemented then the Executive shall be financially compensated that amount.

D. The Executive shall be reimbursed for his annual membership fees and dues at one country club and one luncheon club in New York City.

E. The Executive shall be entitled to four (4) weeks’ paid vacation leave in each calendar year.

F. The Executive shall be eligible to participate in those benefit plans which the Company shall make available to its employees generally, and those which it shall make available to its senior executive officers generally, according to the terms of said plans.

Fifth:

The Executive agrees that he will not divulge to anyone (other than the Parent, Company, Saatchi & Saatchi Worldwide and their Affiliates or any persons employed or designated by the Parent, Company or Saatchi & Saatchi Worldwide or in connection with the Executive’s duties hereunder) any knowledge or information of any type whatsoever of a confidential nature relating to the business of the Parent, Company, Saatchi & Saatchi Worldwide, or any of their Affiliates, or Clients including, without limitation, all types of trade secrets (unless readily ascertainable from public or published information or trade sources). The Executive Further agrees not to disclose, publish or make use of any such knowledge or information of a confidential nature without the prior written consent of the Company. The provisions of this paragraph

Fifth shall apply both during the time that the Executive is employed by the Company and thereafter.

Sixth:

The notice provisions of paragraph Second of this Agreement shall be in lieu of, and shall supersede, the provisions of any severance pay plan or policy maintained by the Company and, the Executive shall not, on termination of his employment with the Company, be entitled to payment pursuant to any such plan or policy. However, if the termination of his employment with the Company is based upon the ground set forth in paragraph Second C.1 hereof nothing in this paragraph Seventh shall prevent the payment to the Executive of any severance to which Executive may be entitled under such paragraph Second C.1.

Seventh:

     The failure of either party to enforce any of the provisions of this Agreement shall not be deemed a waiver thereof. No provisions of this Agreement shall be deemed to have been waived or modified unless such waiver or modification shall be in writing and signed by the parties hereto.

Eighth:

This Agreement shall be read in conjunction with the Consultancy Agreement entered into between Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited dated as of September 7, 2000. This Agreement shall be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.

Ninth:

A.	Any notice to be given concerning this Agreement shall be given in writing and either (i) sent by certified or registered mail postage prepaid; (ii) sent by reputable overnight courier service; or (iii) hand delivered to the recipient personally. In the case of notice sent by mail, the date of the giving of the notice shall be deemed to be: (i) the date of the postmark if postmarked by the United States Postal Service; or (ii) the date of actual receipt if not postmarked by the United States Postal Service. In the case of notice being sent by overnight courier service, the date of the giving of the notice shall be deemed to be the date said notice was given to the courier service as indicated by the records of such courier service. In the case of notice being hand delivered a written dated receipt shall be delivered to Saatchi & Saatchi Worldwide’s chief financial officer personally. Notice by mail or courier service shall be sent as follows:

if to Executive:	Kevin Roberts
57 Portland Road
Auckland, New Zealand

With a copy to:	Red Rose Limited
2nd Floor
125 The Strand
Parnell
Auckland, New Zealand

If to the Company:	Saatchi & Saatchi Worldwide, Inc.
375 Hudson Street
New York, NY 10014
Attention: Chief Financial Officer

With copies to:	Publicis Groupe SA.
133 avenue des Champs Elysées
75008 Paris
France
Attn: Président du Directoire

Publicis Groupe S.A.
133 avenue des Champs Elysées
75008 Paris
France
Attn: Chief Financial Officer

Gould & Wilkie
One Chase Manhattan Plaza
New York, New York 10005
Attn: Michael J. Kopcsak, Esq.

     B. By giving notice to the other party, either party may, from time to time, designate (i) a different address to which notice by mail or courier service to such party shall be sent and/or (ii) a different person to receive notice.

Tenth:

     This Agreement shall be deemed made under and shall be governed by the substantive laws of the State of New York, excluding its conflict of law rules.

Eleventh:

     This Agreement constitutes the entire understanding among the parties hereto as to the subject matter covered herein, and all prior understanding and agreements are merged herein and succeeded hereby.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement on the day and year first above set forth.

SAATCHI & SAATCHI NORTH AMERICA, INC.

/s/ William H. Cochrane

KEVIN ROBERTS

/s/ Kevin Roberts